Exhibit(a)(iv)

DRIEHAUS MUTUAL FUNDS

Written Instrument Pursuant to Section 2.1

of Article II of the Declaration of Trust

SETTING THE NUMBER OF TRUSTEES

The undersigned, being all of the members of the Board of Trustees of Driehaus Mutual Funds (the “Trust”), a statutory trust organized pursuant to an Amended and Restated Declaration of Trust dated June 6, 2013 (the “Declaration of Trust”), pursuant to Section 2.1 of Article II of the Declaration of Trust, do hereby adopt the following resolutions:

WHEREAS, in accordance with Section 2.1 of Article II of the Declaration of Trust, the Trustees have determined to set the number of Trustees of the Trust at five (5).

THEREFORE, BE IT RESOLVED, that the number of Trustees of the Trust is set at five (5).

Effective Date: April 1, 2026.

/s/Dawn M. Vroegop	/s/Christopher J. Towle
Dawn M. Vroegop	Christopher J. Towle

/s/Theodore J. Beck	/s/Stephen T. Weber
Theodore J. Beck	Stephen T. Weber